EXHIBIT 99.1

CONSENT OF INDEPENDENT VALUATION EXPERT

We hereby consent to: (1) the reference to our name and description of our role in the valuation process of the real estate properties of Steadfast Apartment REIT, Inc. (the “Company”) being incorporated by reference in the Company’s Registration Statement (Post-Effective Amendment No. 12 to Form S-11 on Form S-3, File No. 333-191049) and the related prospectus, included therein, by being filed on an Annual Report on Form 10-K, filed on March 29, 2016 (the “Form 10-K”) and (2) the inclusion in the Company’s Registration Statement by reference to the Form 10-K that the total appraised value of the Company’s real estate properties of $1.3 billion represents the sum of the appraised values of each of the Company’s real estate investments contained in the individual property appraisal reports provided by us to the Company as of the date of each such report.

April 4, 2016

/s/ CBRE Capital Advisors, Inc.
CBRE Capital Advisors, Inc.